UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42258

Black Spade Acquisition II Co
(Exact name of registrant as specified in its charter)

Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong + 852 3955 1316
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares Warrants to purchase Class A Ordinary Shares Units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:      One (1)*

* Effective on June 3, 2025, a wholly-owned subsidiary of The Generation Essentials Group merged with and into Black Spade Acquisition II Co, with Black Spade Acquisition II Co surviving the merger and becoming a wholly-owned subsidiary of The Generation Essentials Group.

Pursuant to the requirements of the Securities Exchange Act of 1934, Black Spade Acquisition II Co has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Black Spade Acquisition II Co
Date: June 23, 2025
	By:	/s/ Feridun Hamdullahpur
	Name:	Feridun Hamdullahpur
	Title:	Director